SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
OPTION CARE, INC.

(Name of Subject Company)
OPTION CARE, INC.

(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
683948103

(CUSIP Number of Class of Securities)
Joseph Bonaccorsi
Senior Vice President, Secretary and General Counsel
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo Grove, IL 60089
(847) 465-2100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Donald Figliulo, Esq.
Bryan Cave LLP
161 North Clark Street
Suite 4300
Chicago, IL 60601
(312) 602-5000
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     The purpose of this Amendment No. 1 is to amend and supplement the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by Option Care, Inc. a Delaware corporation (the “Company”), on July 17, 2007, relating to the tender offer commenced by Walgreen Co., an Illinois corporation (“Walgreens”), through its wholly-owned subsidiary, Bison Acquisition Sub Inc., a Delaware corporation (“Purchaser”), to acquire all of the outstanding shares of common stock of the Company in exchange for $19.50 net to the sellers in cash, without interest, per share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Walgreens and Purchaser with the SEC on July 17, 2007. Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Antitrust Compliance”:
     On July 19, 2007, the Company was notified that the FTC and the Antitrust Division had granted early termination of the waiting period under the HSR Act in connection with the purchase of the Shares in the Offer.
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibits thereto:
EXHIBITS

(a)(13)	Joint Press Release of the Company and Walgreens, dated July 20, 2007, announcing early termination of the waiting period under the HSR Act (filed herewith)
(a)(14)	Memorandum, dated July 20, 2007, regarding treatment of outstanding options under the Company’s 1997 and 2007 option plans and contributions made in 2007 to the Company’s 2001 Employee Stock Purchase Plan (filed herewith)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTION CARE, INC.
By:	/s/ Joseph Bonaccorsi
	Name:	Joseph Bonaccorsi
	Title:	Secretary

Dated: July 20, 2007

2